VIA EDGAR
April 26, 2017
Attention:  Craig Arakawa
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC
 20549

RE:	Fortuna Silver Mines Inc. Form 40-F for the Year Ended December 31, 2015, filed March 29, 2016 Form 6-K furnished November 8, 2016 File No. 001-35297

Dear Mr. Arakawa,

Thank you for the telephone conference on the afternoon of Wednesday April 5, 2017 which was a follow-up to your second comment letter dated February 22, 2017.
During the call you had requested we provide you with:
1.
A quantification of the figures used in our depletion calculations included in our letter dated March 15, 2017.  We note these calculations were provided excluding inferred resources from both the numerator and denominator of the Company’s units of production calculation of depletion.

2.
A calculation of depletion of other assets which may also be affected by the use of inferred resources in the calculation, and if immaterial so state.  We have provided these calculations using total production over reserves as indicated in item 3 below.

We believe it would  be useful to you if we also provided:
3.
Based on further work done with our advisors we have revised the depletion calculations included in our letter dated March 15, 2017.  In our letter dated March 15, 2017 the numerator used in the calculation of depletion was based on tonnes milled from proven and probable reserves.  We are now using total production which comprises tonnes from proven and probable reserves and inferred resources in the numerator.

On a call on April 19, 2017, you had also requested we provide:
4.	A clarification of conversion history.

1.	Quantification of the figures used in our depletion calculations included in our letter dated March 15, 2017.
The following tables were provided in our March 15, 2017 letter.  They outline the amount of depletion expense recorded for the Company’s mining assets with and without the inclusion of inferred resources for the years ended December 31, 2015 and December 31, 2014 and for the nine months ended September 30, 2016:
San Jose
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	$ 9,711,000	$ 9,042,000	$ 9,763,000
Depletion expense based on reserve tonnes without the inclusion of inferred resources in the denominator	$ 14,986,000	$ 15,381,000	$ 11,304,000
Difference	$ 5,275,000	$ 6,339,000	$ 1,541,000

The above figures were calculated as follows:

		Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
San Jose Mine

As originally reported:
Average net book value of the mineral property	A	105,032,000	101,676,000	120,373,000
Total production (tonnes milled) for the year	B	676,959	717,505	632,432
Average depletion base (tonnes reserves + portion inferred)	C	7,321,844	8,067,970	7,797,808
Depletion expense as calculated	A x B ÷ C	9,711,000	9,042,000	9,763,000

Depletion without the inclusion of inferred resources
Average net book value of the mineral property	A	95,004,000	95,041,000	90,452,000
Total production from reserves only (tonnes milled) for the year	B	568,669	609,646	472,398
Average depletion base (tonnes reserves only)	C	3,605,000	3,767,000	3,780,000
Depletion expense	A x B ÷ C	14,986,000	15,381,000	11,304,000

Caylloma
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	$ 3,695,000	$ 4,890,000	$ 3,141,000
Depletion expense based on reserve tonnes without the inclusion of inferred resources in the denominator	$ 4,766,000	$ 5,268,000	$ 4,469,000
Difference	$ 1,071,000	$ 378,000	$ 1,328,000

The above numbers were calculated as follows:

		Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Caylloma Mine

As originally reported:
Average net book value of the mineral property	A	35,899,000	38,830,000	24,107,000
Total production (tonnes milled) for the year	B	464,823	466,286	379,707
Average depletion base (tonnes reserves + portion inferred)	C	4,515,622	3,702,692	2,914,524
Depletion expense as calculated	D= A x B ÷ C	3,695,000	4,890,000	3,141,000

Depletion expense without the inclusion of inferred resources
Average net book value of the mineral property	A	38,691,500	39,733,500	25,766,000
Total production from reserves only (tonnes milled) for the year	B	379,796	402,114	343,243
Average depletion base (tonnes reserves only)	C	3,083,000	3,033,000	1,979,000
Depletion expense	A x B ÷ C	4,766,000	5,268,000	4,469,000

2.	A calculation of depletion of other assets which may also be affected by the use of inferred resources in the calculation, and if immaterial so state.
The Company also depletes production buildings and related infrastructure located on mine sites using the units-of-production basis.  The calculations provided below show the effect if depletion were calculated using total production over reserves:
San Jose Mine - Buildings
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	$ 3,464,000	$ 3,389,000	$ 3,928,000
Depletion expense based on total production without the inclusion of inferred resources in the denominator	$ 7,112,000	$ 7,572,000	$ 8,615,000
Difference	$ 3,648,000	$ 4,183,000	$ 4,687,000

Caylloma Mine - Buildings
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	$ 2,060,000	$ 2,725,000	$ 1,622,000
Depletion expense based on total production without the inclusion of inferred resources in the denominator	$ 3,195,000	$ 3,318,000	$ 2,272,000
Difference	$ 1,135,000	$ 593,000	$ 650,000

3.
Calculations showing the effect on depletion of the mineral property if depletion were calculated using the quantity of material extracted and processed from the mine in the period as a percentage of the total quantity of material expected to be extracted and processed in current and future periods based on mineral reserves.

San Jose
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	9,711,000	9,042,000	9,763,000
Depletion expense based on total production without the inclusion of inferred resources in the denominator	18,255,000	17,436,000	15,653,000
Difference	8,544,000	8,394,000	5,890,000

The above figures were calculated as follows:

		Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
San Jose Mine

As originally reported:
Average net book value of the mineral property	A	105,032,000	101,676,000	120,373,000
Total production (tonnes milled) for the year	B	676,959	717,505	632,432
Average depletion base (tonnes reserves + portion inferred)	C	7,321,844	8,067,970	7,797,808
Depletion expense as calculated	A x B ÷ C	9,711,000	9,042,000	9,763,000

Depletion using reserves only
Average net book value of the mineral property	A	88,099,000	82,817,000	85,736,000
Total production (tonnes milled) for the year	B	676,959	717,505	632,432
Average depletion base (tonnes reserves only)	C	3,267,000	3,408,000	3,464,000
Depletion expense	A x B ÷ C	18,255,000	17,436,000	15,653,000

Caylloma
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	3,695,000	4,890,000	3,141,000
Depletion expense based on total production without the inclusion of inferred resources based on reserve tonnes	5,853,000	6,054,000	4,488,000
Difference	2,158,000	1,164,000	1,347,000

The above numbers were calculated as follows:

		Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Caylloma Mine

As originally reported:
Average net book value of the mineral property	A	35,899,000	38,828,000	24,107,000
Total production (tonnes milled) for the year	B	464,823	466,286	379,707
Average depletion base (tonnes reserves + portion inferred)	C	4,515,622	3,702,692	2,914,524
Depletion expense as calculated	A x B ÷ C	3,695,000	4,890,000	3,141,000

Depletion using reserves only
Average net book value of the mineral property	A	35,899,000	36,312,000	21,145,000
Total production (tonnes milled) for the year	B	464,823	466,826	379,707
Average depletion base (tonnes reserves only)	C	2,851,000	2,800,000	1,789,000
Depletion expense	A x B ÷ C	5,853,000	6,054,000	4,488,000

4.	Clarification on conversion history
On a subsequent call on April 19th you requested clarification for the referenced periods of our conversion ratios as per our response letter of January 27th 2017.
Please see the tables below:
San Jose
For San Jose we had previously provided information for the fiscal years 2014 and 2015.  Below we provide information for the periods 2013 through 2016.
Year	Conversion Ratio
	Tonnes	Grades			Metal Content
		Ag Eq	Ag	Au	Ag Eq
2016	97%	112%	109%	119%	108%
2015	83%	115%	117%	112%	96%
2014	120%	99%	100%	99%	119%
2013	92%	100%	104%	95%	93%
AVERAGE	98%	107%	107%	106%	104%
The San Jose mine was commissioned in October 2011 and up to 2012 there was very little infill drilling done to have any meaningful conversion data.  Hence the first relevant year of conversion data starts in 2013.
Caylloma Mine
For Caylloma we had previously provided information for the periods 2012 through 2015.  We are expanding the information provided for the periods 2012 through 2016.
Year	Conversion Ratio
	Tonnes	Metal Content
		Ag	Au	Pb	Zn
2016	93%	116%	118%	81%	95%
2015	65%	66%	70%	112%	68%
2014	79%	81%	77%	81%	94%
2013	81%	79%	72%	89%	86%
2012	87%	105%	112%	107%	111%
AVERAGE	81%	89%	90%	94%	91%

The Caylloma mine was restarted under the current management in the second half of 2006.  Prior to 2012 the classification of the mineral resource was performed using a different methodology that did not provide as much control on conversion areas as we are able to achieve today.  Since we changed the classification to the more controlled, digitized string method, we have been able to carefully track and monitor the exact areas that have been converted year over year.

We thank you for your letter and we trust that these responses will address your comments.  If you have further questions, please contact the undersigned at (604) 684-8026.

Yours truly
FORTUNA SILVER MINES INC.

Per:        /s/ Luis Dario Ganoza

Luis Dario Ganoza
 Chief Financial Officer

Cc:	Audit Committee Tim Holwill, Deloitte LLP Riccardo Leofanti, Skadden, Arps, Slate, Meagher & Flom LLP